B3

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

8/17/04



SECURI | | | IMISSION
04013134

SECURITIES AND EXCHA... COMMISSION
RECEIVED
AUG 1 7 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JULY 1, 2003__ AND ENDING __JUNE 30, 2004__
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RETIREMENT PLANNING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 MT. DIABLO BLVD., SUITE 335

(No. and Street)

WALNUT CREEK,	CALIFORNIA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. WM. KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

(Name — if individual, state last, first, middle name)

591 REDWOOD HIGHWAY, SUITE 5295, MILL VALLEY, CALIFORNIA		94941	
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____ GREGORY E. SCHULTZ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ RETIREMENT PLANNING, INC. _____, as of _____ JUNE 30, _____, ~~19~~ 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

RITA JO ESTRADA
COMM. # 1325592
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. OCT. 20, 2005

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALL-PURPOSE ACKNOWLEDGEMENT

State of California

County of _Contra Costa_ } SS.

On _August 11, 2004_ before me, _Rita Jo Estrada_ ,
　　　　(DATE)　　　　　　　　　　　　　　　(NOTARY)

personally appeared _Gregory E Schultz_
　　　　　　　　　　　　　　　　　SIGNER(S)

☑ personally known to me　　- OR -　　☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

RITA JO ESTRADA
COMM. # 1325592
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. OCT. 20, 2005

WITNESS my hand and official seal.

Rita Jo Estrada
　　　　NOTARY'S SIGNATURE

━━━━━━━━━━ **OPTIONAL INFORMATION** ━━━━━━━━━━

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ INDIVIDUAL
☐ CORPORATE OFFICER

_____
　　　　TITLE(S)

☐ PARTNER(S)
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER: _____

_____

_____

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

_____

_____

DESCRIPTION OF ATTACHED DOCUMENT

_____
TITLE OR TYPE OF DOCUMENT

_____
NUMBER OF PAGES

_____
DATE OF DOCUMENT

_____
OTHER

RIGHT THUMBPRINT
OF
SIGNER

Top of thumbprint here

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

July 21, 2004

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Retirement Planning, Inc. as of June 30, 2004, and related statements of operations, changes in shareholders' equity and cash flow for year then ended (that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the Management of Retirement Planning, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement statements referred to above present fairly the financial position, in all material respects, of Retirement Planning, Inc. as of June 30, 2004, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

RETIREMENT PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

CASH	$ 23 549
MONEY MARKET FUNDS	54 735
COMMISSIONS RECEIVABLE FROM MUTUAL FUNDS	119 122
MARKETABLE SECURITIES (Cost $31,820)	29 025
FURNITURE AND EQUIPMENT, less accumulated depreciation of $31,557	———
	$ 226 431

LIABILITIES AND SHAREHOLDERS EQUITY

ACCRUED PROFIT-SHARING CONTRIBUTION		$ 27 132
ACCRUED PAYROLL AND PAYROLL TAXES		6 087
INCOME TAXES PAYABLE		1 900
DEFERRED INCOME TAXES		125
SHAREHOLDERS' EQUITY:		
Common stock - no par value:		
Authorized 5,000 shares		
Issued and outstanding 600 shares	$ 6 000	
Retained earnings	185 187	191 187
		$ 226 431

See notes to financial statements.

-2-

RETIREMENT PLANNING, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2004

REVENUES:

Commissions		$ 896 623
Interest and dividends		2 264
Unrealized gain on securities		1 783
		900 670

EXPENSES:

Officer Salary	$ 285 000	
Employee salaries and commissions	366 812	
Pension plan contribution	93 809	
Other operating expenses	120 322	
Rent	21 851	887 794

INCOME BEFORE INCOME TAXES	12 876
INCOME TAXES	3 500
NET INCOME	$ 9 376

See notes to financial statements.

-3-

RETIREMENT PLANNING, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2004

	Common Stock	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2003	$ 6 000	$ 175 811	$ 181 811
NET INCOME		9 376	9 376
BALANCE AT JUNE 30, 2004	$ 6 000	$ 185 187	$ 191 187

See notes to financial statements.

-4-

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

RETIREMENT PLANNING, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2004

CASH FLOW FROM OPERATING ACTIVITIES:

Net income from operations		$ 9 376
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable	$ 2 669	
Income taxes	1 205	
Pension contribution	(48 318)	
Accrued payroll and payroll taxes	(1 015)	(45 459)
NET CASH USED BY OPERATING ACTIVITIES		(36 083)

CASH FLOW FROM INVESTMENT ACTIVITIES:

Unrealized gain on securities	(1 783)	
NET CASH USED BY INVESTMENT ACTIVITIES		(1 783)
NET DECREASE IN CASH		(37 866)
CASH AND CASH EQUIVALENTS, beginning of year		116 150
CASH AND CASH EQUIVALENTS, end of year		$ 78 284
INCOME TAXES PAID		$ 3 500

See notes to financial statements.

-5-

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

RETIREMENT PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker-dealer engaged in the sale of mutual funds and annuities, primarily in Northern California.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the declining balance method based on the estimated useful lives of the related assets. New acquisitions are expensed to the extent allowable for federal income tax purposes, which is a maximum of $24,000 per year.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Valuation of Securities not Readily Marketable

Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

RETIREMENT PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

YEAR ENDED JUNE 30, 2004

NOTE B - LEASE

The Company leases its office and an automobile under a non-cancelable operating lease which expire November 2005 through May 2006. Minimum rental payments for the next four years are:

2005	26 700
2006	8 600
	$ 35 300

The company subleases one half of its office to an entity in which the shareholder has a minority interest.

NOTE C - PENSION PLAN

The Company has adopted a profit sharing plan covering all full-time employees. The plan provides for contributions by the company in such amount that are determined annually by the Board of Directors. The Company funds pension plan costs as accrued.

NOTE D - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $5,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2004, the Company had net capital of $180,061 and aggregate indebtedness of approximately $35,244, a ratio of .19 to 1.00.

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

SUPPLEMENTAL INFORMATION

RETIREMENT PLANNING, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2004

COMPUTATION OF NET CAPITAL

Stockholders' equity		$191 187

NON ALLOWABLE ASSETS:

Receivables over 30 days	$ 677	
Total non-allowable assets		(677)

HAIRCUTS ON SECURITIES:

Money Market Account	1 095	
Common Stock	4 354	
Total haircuts		(5 449)
NET CAPITAL		$185 061

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition	$35 244
Ratio of Aggregate Indebtedness to Net Capital	.2 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6-2/3% of aggregate indebtedness)	$2 350
Minimum Dollar Net Capital Requirement	$5 000
Net Capital Requirement (greater of above two amounts)	$5 000
Excess Net Capital	$180 061

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited Focus Report, Part I(a), as of June 30, 2004.

-8-

RETIREMENT PLANNING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2004

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

K H WM KRUEGER-
CERTIFIED PUBLIC ACCOUNTANT

July 21, 2004

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

In planning and performing my audit of the financial statements of Retirement Planning, Inc. for the year ended June 30, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant